Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

J. Crew Group, Inc.

We consent to the use of our report dated April 24, 2006, with respect to the consolidated balance sheets of J. Crew Group, Inc. and subsidiaries as of January 29, 2005 and January 28, 2006, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the years in the three-year period ended January 28, 2006, and the related financial statement schedule, included herein, and to the reference to our firm under the heading “Experts,” in Amendment No. 5 to the registration statement and related prospectus.

Our report refers to the adoption of Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” in the third quarter of fiscal 2003.

/s/ KPMG LLP

New York, New York

May 16, 2006